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WRITER’S DIRECT LINE

414.297.5596

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CLIENT/MATTER NUMBER

047293-0101

May 25, 2012

VIA EDGAR SYSTEM

Ms. Karen Rosotto

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	The Arbitrage Funds (Investment Company Act File No. 811-09815)

   Post-Effective Amendment No. 16 to Form N-1A Registration Statement

   Filed March 30, 2012

Dear Ms. Karen Rosotto:

On behalf of our client, The Arbitrage Funds and its series, The Arbitrage Fund and The Arbitrage Event Driven Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”). The comments were provided by Karen Rosotto at rosottok@sec.gov. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596. As appropriate, the Funds have amended the Prospectus and the Statement of Additional Information in response to these comments.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

        2. In the Fund Fees and Expenses tables, with regard to the Maximum Deferred Sales Charge, please include a footnote that indicates the contingent deferred sales charge applies to Class C shares sold within 12 months of purchase.

        Response: As requested, the Funds have added the following footnote:

        “This contingent deferred sales charge applies to Class C shares sold within 12 months of purchase.”

        3. A footnote to the Fund Fees and Expenses tables indicates that the Funds have entered into Expense Waiver and Reimbursement Agreements. If the estimated expenses will not exceed the expense limitation, please delete this footnote. In any event, please ensure that copies of these agreements are attached to the Registration Statement as exhibits.

        Response: As requested, the Funds will delete the footnote if the estimated expenses do not exceed the expense limitation, and the Funds will attach the agreements as exhibits to the Registration Statement.

        4. In the “Principal Investment Strategies” discussion, please confirm that The Arbitrage Fund invests principally in “publicly announced” corporate transactions and reorganizations, and that its principal investment strategy does not involve speculating on such transactions and reorganizations that it expects to be announced.

        Response: The Arbitrage Fund confirms that its principal investment strategy is to invest in only “publicly announced” corporate transactions and reorganizations, and that its principal investment strategy does not involve speculation on such transactions and reorganizations that the Fund expects to be announced.

        5. If the Funds are advised by or sold through an insured depository institution, state that an investment in the Funds is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        Response: The Funds are not advised by or sold through an insured depository institution. So, the Funds have not included this disclosure.

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

        6. In the “Principal Investment Strategies” discussion, please confirm that convertible arbitrage is a principal investment strategy of The Arbitrage Event-Driven Fund.

        Response: The Arbitrage Event-Driven Fund confirms that convertible arbitrage is a principal strategy that it employs when the issuer has both convertible securities and equity securities.

        7. In the “Portfolio Managers” discussion for The Arbitrage Event-Driven Fund, include the titles of the portfolio managers.

        Response: As requested, The Arbitrage Event-Driven Fund has included the titles of the portfolio managers:

        “John S. Orrico, President and Trustee of the Fund, has been a portfolio manager of the Fund since its inception. Gregory Loprete, Portfolio Manager of the Fund, has been a portfolio manager of the Fund since its inception. Todd W. Munn, Portfolio Manager of the Fund, has been a portfolio manager of the Fund since its inception. Roger P. Foltynowicz, Portfolio Manager of the Fund, has been a portfolio manager of the Fund since its inception.”

        8. In the “Principal Investment Strategies and Policies” discussion, The Arbitrage Fund indicates that: “The Adviser expects the Fund’s assets to be diversified in various industries; however if a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry (for example, banking or telecommunications) over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.” See also similar disclosure in the Statement of Additional Information. Please indicate why The Arbitrage Fund believes this discretionary concentration policy is permissible.

        Response: Pursuant to Section 8(b)(1), The Arbitrage Fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Fund includes a statement in its prospectus indicating the extent to which the Fund may concentrate its investments. This conclusion is supported by the Staff’s statement in The First Australia Fund, Inc., SEC No-Action Letter (publicly available July 29, 1999), where the Staff stated that section 8(b)(1) permits a fund to adopt a discretionary concentration policy, “provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.” Specifically, for The Arbitrage Fund to have a discretionary concentration policy, the Fund must describe in its registration statement its discretion to concentrate with as much detail as is practicable with respect to the circumstances under which the fund may concentrate its investments, which the Fund has done.

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

        9. Form N-1A requires that a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable. Please revise the “Portfolio Holdings and Disclosure Policy” discussion to include a reference to the Funds’ procedures, as stated in Form N-1A.

        Response: As requested, the Funds have revised the disclosure to read as follows:

        “Additional information about a Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities, as set forth in the Funds’ Portfolio Holdings and Disclosure Policy, is included within the Funds’ Statement of Additional Information.”

10. Form N-1A requires that you include a statement “that the SAI provides additional information about the Portfolio Manager’s(s’) compensation, other accounts managed by the Portfolio Manager(s), and the Portfolio Manager’s(s’) ownership of securities in the Fund.” Please revise your disclosure to mirror the language of Form N-1A.

        Response: As requested, the Funds have revised the disclosure to read as follows:

        “The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Funds they manage.”

11. In “The Adviser” disclosure, please revised the biographies of Messrs. Munn and Foltynowicz to give a sense of the time they have been employed in their capacities as portfolio managers.

        Response: As requested, the Funds have revised the disclosure to read as follows:

        “Prior to becoming a portfolio manager of the Fund in January 2005, Mr. Munn was a senior equity analyst for the Fund. Mr. Munn received a Master of Business Administration degree from Fordham Graduate School of Business in 2003 and a Bachelors degree from Gettysburg College in 1993 — with a double major in Finance and Accounting.”

        “Prior to becoming a portfolio manager of the Fund in January 2005, Mr. Foltynowicz was a senior equity analyst for the Fund. Mr. Foltynowicz received a Master of Science degree from Pace University in 2006 — with a major in Investment Management — and a Bachelors degree from Presbyterian College in 1999 — with a major in Business Administration.”

12. Please remove the “Not Part of the Prospectus” caption on the Funds’ Privacy Policy.

        Response: As requested, the Funds have deleted this caption.

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

Statement of Additional Information

13. The Arbitrage Fund invests at least 80% of its net assets in equity securities of companies (both U.S. and foreign) involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other types of corporate reorganizations. It appears that as part of this 80% investment strategy, The Arbitrage Fund employs options strategies. The Statement of Additional Information indicates that The Arbitrage Fund’s investment adviser will not commit greater than 25% of the Fund’s assets to option strategies. Please confirm that the option strategies used by The Arbitrage Fund are part of the Fund’s 80% investment strategy.

        Response: The Arbitrage Fund confirms that the options strategies are part of its 80% investment strategy.

14. In the discussion on “Fundamental Investment Policies” it states that: “As used in this SAI and in the Funds’ prospectus, the term “majority of the outstanding shares of the Fund” means “the vote of whichever is less . . . ”. Please revise this disclosure to read: “As used in this SAI and in the Funds’ prospectus and as defined in the 1940 Act, the term “majority of the outstanding shares of the Fund” means “the vote of whichever is less . . . ”.

        Response: As requested, the Funds have revised the disclosure to read as follows:

        “As used in this SAI and in the Funds’ prospectus and as defined in the 1940 Act, the term “majority of the outstanding shares of the Fund” means “the vote of whichever is less . . .”.

15. With regard to the “Management” table, please revise the table to ensure that the public company directorships held by the Trustees appear in a separate column.

        Response: As requested, the Funds will revise the table to ensure that the public company directorships held by the Trustees appear in a separate column.

16. In the discussion on “Qualification of Trustees” revise the disclosure to include more detail on how the Trustees’ qualifications lead to the conclusion that they should serve as Trustees.

        Response: As requested, the Funds will revise the disclosure as follows:

        “John S. Orrico has been a Trustee and portfolio manager of the Funds since their inception. His experience and skills as a portfolio manager, as well as his familiarity with the investment strategies utilized by the Adviser, led to the conclusion that he should serve as a Trustee.

The combination of skills and attributes discussed below led to the conclusion that each of Messrs. Ackerman, Ehrlich, Goldberg, Alvarado and Herrmann should serve as a Trustee. Each of Messrs. Ackerman, Ehrlich, Goldberg, Alvarado and Herrmann takes a conservative and thoughtful approach to addressing issues facing the Funds, which is beneficial to the Funds.

•	Joel C. Ackerman’s experience as a private investor and partner in a hedge fund provided him with a solid understanding of the investment management industry, and it honed his

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

understanding of financial statements and the issues that confront businesses. Further, Mr. Ackerman’s diligent and thoughtful service as a Trustee of the Funds for over 12 years has provided him with a detailed understanding of the mutual fund industry.

•

Burtt R. Ehrlich’s longtime experience in the business world, most recently serving on the board of directors of public companies, has honed his organizational and problem solving skills, making him a valuable resource when addressing issues that confront the Funds. Further, Mr. Ehrlich’s diligent and thoughtful service as a Trustee of the Funds for over 7 years has provided him with a detailed understanding of the mutual fund industry.

•

As the general partner of a venture capital firm, Jay N. Goldberg has gained a deep familiarity with the investment management industry and developed a deep understanding of the demands of operating a business and addressing the issues that confront businesses, which makes him a valuable resource to the Board. Further, Mr. Goldberg’s diligent and thoughtful service as a Trustee of the Funds for over 12 years has provided him with a detailed understanding of the mutual fund industry.

•

Serving as the managing director of Energy Related Corporate Finance for an investment bank, John C. Alvarado has honed his understanding of financial statements and the issues that confront businesses, and this allows him to bring to the Board valuable insights on how to address issues impacting the Funds. Further, Mr. Alvarado’s diligent and thoughtful service as a Trustee of the Funds for over 8 years has provided him with a detailed understanding of the mutual fund industry.

•

Mr. Herrmann’s extensive experience in the financial services industry, including his experience as the chief executive officer of a financial services industry data provider and his prior experience as the chief executive officer of two asset management firms, has provided him with a wealth of knowledge regarding mutual funds and the environment in which funds operate. This experience and the knowledge he has acquired about the investment management industry is valuable in helping the Funds address issues that they face, and he brings these assets to the Board in a relatable, effective way.

The Board of Trustees determined that Burton Lehman should serve as an adviser to the Board because his extensive legal knowledge of the investment management industry, developed while serving as private counsel and as in-house counsel, is valuable in assisting the Funds as they navigate the complex regulations applicable to them.”

Ms. Rosotto

U.S. Securities and Exchange Commission

May 25, 2012

17. Revise the “Portfolio Holdings Disclosure Policy” discussion to describe the Board of Trustees’ oversight of the Policy and to describe how the Board addresses conflicts of interest with respect to the Policy.

        Response: As requested, the Funds will revise the disclosure by adding the following supplemental disclosure:

“The Funds maintain written policies and procedures regarding the disclosure of their portfolio holdings to ensure that disclosure of information about portfolio securities is in the best interests of the Funds’ shareholders. The Funds’ Board of Trustees oversees the disclosure policies and procedures, and periodically reviews them to determine if changes are necessary or advisable. The Board also regularly reviews a list of recipients of non-standard disclosure of portfolio holdings information.

In all instances of non-standard disclosure, unless a party is a regulatory or other governmental entity, the receiving party will either be subject to a confidentiality agreement that restricts the use of such information to purposes specified in such agreement, or, by reason of the federal securities laws, will be (1) prohibited as an “insider” from trading on the information and (2) have a duty of trust and confidence to the Funds because the receiving party has a history and practice of sharing confidences such that the receiving party knows or reasonably should know that the Funds expect that the receiving party will maintain its confidentiality.

Conflicts of Interest and Waivers

There may be instances where the interests of the Funds’ shareholders respecting the disclosure of information about portfolio securities may conflict or appear to conflict with the interests of the Adviser, a principal underwriter for the Funds or an affiliated person of the Funds. In such situations, the conflict must be disclosed to the Board of Trustees of the Funds, and the Board must be afforded the opportunity to determine whether or not to allow such disclosure.

Only the Board of Trustees of the Funds may waive these portfolio holdings disclosure policies and procedures. Although the Funds cannot presently visualize that any proposed waivers would be given, the Funds do recognize that waivers may be granted in the event of unusual or unforeseen circumstances so long as the Board makes a specific determination that the waiver is in the best interests of the Funds and their shareholders. Only the Board may amend the Funds’ portfolio holdings disclosure policies and procedures.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer